LIFE MAGNETICS, INC.
2022 Report

Dear investors,

Thank you for believing in us. We had a great year in therapeutics basically proving that the product can be used for oral mRNA drug delivery which ultimately can be used to deliver cheaper and safer drugs to humans, animals, and for pest control. It was a diversion from our main projects but it's a huge application which can generate >$300B a year if successful. By getting started showing those applications are viable we hope it will open the doors to further collaborations. We expected to need $1M to reach profitability. It looks like we will need one more round to finish the diagnostics projects because of that side track, but it's still less than we originally projected and if it's successful it will be world changing. So we hope you found this to be a worthwhile use of your money.

We need your help!

The company is growing! We added two interns and a business student to help us close deals. We could use experienced entrepreneurs and other professionals to advise the company. If you want to be involved please reach out. We're generally happy to have more people involved in board meetings and events to put their two cents in. We interact with our investors as often as we're able.

Sincerely,

Andy Reader
_____
Director

Rick Goedert
_____

Treasurer

Kevin Hagedorn

President

Our Mission

By some estimates, by 2040 80% of drugs will be mRNA drugs. The first mRNA drug was released in 2018 but when COVID hit, almost all the vaccines were mRNA vaccines. We've known for some time that RNA drugs are the next evolution of pharmaceuticals but it's hard to ship and store these drugs. In diagnostics, RNA sequencing provides the largest datasets, but those datasets are skewed if the RNA is degrading in transport. We have solved those logistics issues. These projections are not guaranteed.

See our full profile

How did we do this year?

Report Card

A-



The Good

Novo Nordisk is using our product in animal trials in rabbits for oral room temperature delivery of mRNA therapeutics.



The Bad

Human wastewater surveillance is still proving to be tricky mostly because of shifting government targets and unclear funding.

Imunon, a publicly listed biotech company is offered to license the technology to bring it to human trials.

We have a partner looking to apply our technology to monitor farms for pathogens that could yield $3M in recurring in 2 years.

We were unable to reach profitability with the $660k raised although we are increasing the share price for the next round.

Shifting from wastewater to milk testing took considerable resources but we also learned several new techniques with the material.

2022 At a Glance

January 1 to December 31



$44,083 +32%
Revenue



-$287,133
Net Loss



$174,244 +3%
Short Term Debt



$253,557
Raised in 2022



$75,000
Cash on Hand
As of 09/25/23

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



$33,306

$44,083

$-232,759

$-287,133

2021   2022

Net Margin: -651%   Gross Margin: -301%   Return on Assets: -90%   Earnings per Share: -$6,109.21

Revenue per Employee: $14,694   Cash to Assets: 61%   Revenue to Receivables: ~   Debt Ratio: 61%

📄 Life_Magnetics_Financials_and_CPA_Review_Report_2021_and_2022__1_.pdf

📄 20.12.31_FINAL_Financials_Life_Magnetics.pdf

We ❤ Our
219 Investors

Thank You For Believing In Us

Herman Venter	Alan Jacobson	Joseph Wong-Sing	Frank Michel	Gina Vittore	Subrata PAL
Fernando Bonilla	Debora Monaghan	Debra Farber	Marylin Hebert	Shu Li	Lionel Brown
M Rezaul Karim	Violetta Zdrzalka	Larry Anderson	Curtis Fullmer	Scott E Kaplan	Pramod Rustagi
Philip Ward	Joseph Gabunilas	Darian Parrish	Jasper Gallo	Marcus Mendiola	Richard Brown
Dr. John R Patrick	Hatem Rowaihy	Faisal Mohammed A AJAJI	Abraham Joseph	Gabriel De La Hoz	Víctor Pérez-Cotapos
Nicholas Angelis	Greg Aldrich	Noor Rai	Stephen Button	Craig J. Vom Lehn	Hans Martin Dudenhausen
Emah Anyang	John Paterson	Emmanuel Mukoro	Bryian Tan	Spyridon Malanos	Derrik Oates
Takeo Aso	David Macario	Wesley Wierson	Meredith Webb	Alex Lebon	Jennifer Indeliclae
Rick Goedert	Hayden Rose	Badal Haider	Paul Strocko	Harvir Humpal	Cezar Cristian Andrei
Wesner Charlotin	Neil Young	Moses Gonzales	James Reynolds	John Murphy	Christian Verwiebe
Nadim Kattan	Domenic Gigliotti	Dharmendra Rawal	Scott Alexander	Manuel E. Lugo Recart	Rafael Hernandez Ramirez
Rohantha Embuldeniya	Age Posthuma	Gil lung Lancrey	Ibtesama Brummett	Roderick Herron	Derrick Townsend
E. Frischhut	John Gildersleeve	Alex Pierson	Thomas Klauset Aurdal	Darly M LUELLEN	Tom Ordanis
Vinamra Singhania	Joel Overdorf	Michael Lee Strait	Gary Fuller	Jeffrey Schmitz	Omar Saleem
Isaac Lopera	Mary Yeo	Stella Szostek	Heath Gordon	Michael Collins	Kenneth Kousky
Carrie Kessel	Ted A. Morgan	Michael L. Hanisko	Roberto Feng Chang	Lynn Wolgast	Sharad Saxena
Dc Smith	Mary Goedert	Ross L. Morgan	Ian Prise	Anne Oshman	Jonathan Bailey
W Kim Colich	Pratyusha Karnati	William Berard	Kalyan Gaddam	Dan Revel	Zahed Hossain
Scott Churchman	Galen Peiser	Mordechai Breatross	Marilyn Monter	Olivia Terrobias	Ronald Fitch
Alan Lopatin	Charles Stevens	Michael Gazda	Joerg F Von Oldershausen	James Alan Phillips	James Mudd
Jeffrey Allen Ceglarek	Alejandro PEREZ	Candace BURCH	Ram Manikarnika	Muriel L Segal	Craig Ephraim
Mani Sharma	Kurt Kennell	Justin Helmcamp	Paul Eisenkramer Revoca...	Don Kaizen	Michael P Gretchen
Walter R Creasey Jr	Phyllis Hamm	William Harner	John Prestidge	Hans Ulrich Engel	Christine Rainford
Rosalie N Jackson	Larry Stanley	Daniel Schmitt	Connor Spencer	Christopher B Burke	Zack Van Prooyen
Keith Hanson	Gordian Boteilho	Henry Wyatt MOORE	Eric Pfitzenmaier	Brian Evans	Robert Sidwell
Brad Cassiday	Kishore Anjaneyulu	Krista Holland	Robert Ivanhoe	Tiki Nelson	Olufemi Rabiu
Adam Fishback	Ken LeCureux	Tristan R	David Katralis	Thomas Anthony Basil Jr	Teresa Roxanne Burns
Sanford L Braver	Chris Carter	Nicholas Hamilton-Cotter	William Bratt	James Incledon Jr	Joseph Fabiano
Joel Newman	Lela Elliott	Richard J Garber	Khris Persaud	Samuel Nwanze	David Martinelli
Durganand Thatavarthy	Lawrence S York	Aaron Aab	Marek Corentin	Beth L Thieme	Charles Reinwald
Cyndi Smith	Joyce Kwok	Connie Masters	Luke Donahue	Heather Epps	Alberto Burgos
Patrick Enweronye	Leonid Faybusovich	Cody Farmer	John Wahlfors	Mikhail Ledvich	Paul Claybrook
Martin Batek	Terry Nelson	Lisa A	Hus Tigli	Yasmin Gosiengfiao	Matthew Rostermundt
Michael Halsey	Teddy Phillips	Richard Litzky	Arlene Ritchie	Mike Mathioudakis	Jonathan M. Gardey
Jon Sims	Riley John Reinhart	Andres Pineda	Sumardy Sumardy	Wivaldo Augiyanto	Jason Bryant
Sasikala Tata	Mark Goedert	Andrew Dombrowski	Richard And Hannah Wat...	William Johnson, IV	Paul Lee

David John Aldous   Stephanie Westcot   Glenn F Burger

Thank You!

Thank You!

From the Life Magnetics, Inc. Team



Kevin Hagedorn
President



Rishabh Kala
Board member, CTO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
John Stinson	Fund Advisor @ Cantilever Investors	2023
Rick Goedert	1st state bank founding executive @ 1st state bank	2022
Ted Morgan	Retired Dow Engineer @ Retired Dow Engineer	2021
Kevin Hagedorn	CEO @ Life Magnetics, Inc.	2013
Charlie Bisgaier	Investment group leader @ Michigan Life Ventures	2020

Officers

OFFICER	TITLE	JOINED
Rick Goedert	Treasurer	2022
Ted Morgan	Secretary	2021
Kevin Hagedorn	President CEO	2013
Rishabh Kala	CTO	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Kevin Hagedorn	26,425 Common Stock	41.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
09/2015	$178,500		Section 4(a)(2)
10/2015	$16,601	Common Stock	Regulation D, Rule 506(b)
10/2015	$37,867	Common Stock	Regulation D, Rule 506(b)
10/2015	$36,000	Common Stock	Regulation D, Rule 506(b)
07/2017	$225,000		Section 4(a)(2)
07/2017	$50,000		Section 4(a)(2)
02/2018	$142,516	Common Stock	Regulation D, Rule 506(b)
01/2019	$243,000	Preferred Stock	Regulation D, Rule 506(b)
03/2020	$140,000	Preferred Stock	Regulation D, Rule 506(b)
06/2020	$20,000		Regulation D, Rule 506(b)
07/2020	$20,000		Section 4(a)(2)
09/2021	$10,769		Section 4(a)(2)
10/2021	$659,438		4(a)(6)
10/2022	$33,333		Section 4(a)(2)
12/2022	$49,155		Section 4(a)(2)
12/2022	$159,159		Other
12/2022	$11,910		Other
10/2023	$75,017	Preferred Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
07/10/2020	$20,000 ❓	6.0%	20.0%	$5,000,000	07/20/2022

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
SBC ❓	06/05/2020	$20,000	$21,224 ❓	2.0%	08/31/2024	Yes
Kevin Hagedorn ❓	09/01/2021	$10,769	$10,969 ❓	1.0%	09/30/2024	Yes
Kevin Hagedorn ❓	12/31/2022	$159,159	$159,159 ❓	0.0%	10/31/2028	Yes
Kevin Hagedorn ❓	12/31/2022	$11,910	$11,910 ❓	0.0%	10/31/2028	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series Seed Preferred Stock	29,312	9,704	Yes
Common Stock	79,342	38,030	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0

Options: 12,000

Risks

COVID-19 can materially impact our business.

It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

The company has several publications and recurring revenue at local universities. However, it is not profitable. The most promising path to profitability appears to be in larger deals with major companies. If the company is stuck making sales to small labs it's a difficult path with a low ROI. However, small labs still contribute to our success by adding publications that build trust in the product and also generate data and applications which may become corporate projects in the future.

The manufacturing technology is entirely new and developed specifically to manufacture this material. This is a double edged sword. On one hand it makes the intellectual property extremely strong. Copying the product is next to impossible without considerable resources. On the other hand, outsourcing production to cut costs isn't viable. Automation and considerable custom coding is required to streamline manufacturing and limit human involvement which is both expensive and a hazard to the product (humans and most other living things produce RNases which help fend off infection but are a dangerous contaminant for this product)

The CEO is more comfortable in the lab than raising money and doesn't have a business background. The technology would have been completed in time for COVID-19 if the scientists responsible for the technology had been better pitching the concept to investors. Filling out the business development team is a critical task with considerable risk.

Using carbon for RNA sample preparation and storage is a new concept and a new material. Some applications, like at-home testing from saliva and urine have been fully developed. Other applications like separating double stranded and single stranded RNA for RNA drug manufacturing are expected to work but still in development. It's possible the projects in development will not work out. However, at this point development is not true R&D but applications development where projects are only selected if the problem is a core capability for the company and success is likely.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ken Kousky and Rishabh Kala are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the

Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the

Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor❓;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Life Magnetics, Inc.

- Michigan Corporation
- Organized October 2013
- 3 employees

46701 Commerce Center Dr

Plymouth MI 48170

http://magnetics.life

Business Description

Refer to the Life Magnetics, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Life Magnetics, Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.